November 9, 2009

2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429
519-872-2539

Mark P. Shuman, Branch Chief - Legal
Kevin Dougherty, Staff Attorney
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC20549

Re:  Sweet Spot Games. lnc.           REQUEST FOR ACCELERATION
     File No: 333-151281


Dear Mr. Dougherty:

      Pursuant to Rule 461 of Regulation C, Sweet Spot Games, Inc. ("Company"), hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Tuesday, November 10, 2008 at 11:00 a.m., Eastern Standard Time, or as soon as practicable thereafter.

      No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the FINRA for its review and approval in the absence of a requirement to do so. With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

      The Company acknowledges that:

   -  should  the  Commission   or  the  staff  acting  pursuant  to  delegated
      authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





Should you require anything further, please let us know.

Thanks in advance,

                             Yours very truly,


                             Sweet Spot Games, Inc.
                             Gregory Galanis, President and CEO